Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky  40223-3813

August 20, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549-4561

Attention:                                         Larry Spirgel

Assistant Director

Re:                               Res-Care, Inc.

Form 10-K for the year ended December 31, 2009

Filed March 9, 2010

Form 10-Q for the period ended June 30, 2010

Filed August 6, 2010

File No. 000-20372

Response to Staff Comments

Dear Mr. Spirgel:

Res-Care, Inc. (“Res-Care” or “the Company”) is providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated August 6, 2010 (the “Comment Letter”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, the Company has reproduced below the original text of the Staff’s comments, and has included its responses immediately following such comments.

Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Other Indefinite-Lived Intangible Assets, page 35

Comment:

1.                                      We refer to your critical accounting policy for goodwill. You disclose that the fair value of your Community Services reporting unit exceeded its carrying value by a six percent margin, and that goodwill assigned to this reporting unit was $385 million at December 31, 2009. In light of the significance of this goodwill balance, please disclose the following information in future filings:

•                  Describe how you determined the appropriate weighting of the market multiples and discounted cash flow methodologies used to establish fair value;

•                  An expanded description of the key assumptions used and how the key assumptions were determined; and

•                  A discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

In your response, please provide us with your proposed disclosures.

Response:                                        The Company proposes to expand disclosures related to its critical accounting policy for goodwill in future filings as follows:

We evaluate the costs of purchased businesses in excess of net assets acquired (goodwill) for impairment at least annually as of year end, or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We are required to test goodwill on a reporting unit basis. We use the guidance in Accounting Standards Codification 350 — Goodwill and Other Intangible Assets to test goodwill for impairment and recognize an impairment charge for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values for each reporting unit are established using one or a combination of a weighted average of the guideline public company method, discounted cash flows or comparable market transactions.

At December 31, 2009, we had approximately $422.6 million of goodwill recorded. The discount rates used in our discounted cash flows method in our 2009 annual impairment test for the Community Services, Job Corps Training Services, Employment Training Services, Schools and International reporting units were 12.0%, 15.0%, 15.0%, 17.5% and 21.0%, respectively. Our Employment Training Services, International, and Schools reporting units had carrying values that exceeded their respective fair values. A goodwill impairment charge was recorded in December 2009 in the amount of $53.1 million related to the Employment Training Services reporting unit, $8.8 million related to the Schools reporting unit and $8.2 million related to the International reporting unit.

We also determined that our Community Services reporting unit had a fair value that exceeded its carrying value by a six percent margin. At December 31, 2009, the Community Services reporting unit had goodwill of $384.9 million. In determining Community Services’ fair value, we assigned a 40% weight to the indicated value using the discounted cash flows method and a 60% weight to the indicated value using the guideline public company method. The guideline public company method value indicator was given the higher weight due to the Community Services reporting unit’s significance to ResCare, and the comparability of the Community Services’ business to the publicly traded guideline companies selected. The weighting was consistent with the weighting used for our prior year annual impairment test.

For the discounted cash flows method related to the Community Services reporting unit, our key assumptions were:

•                  revenue and operating margin forecasts;

•                  a 12.0% discount rate; and

•                  a 3.5% perpetuity growth rate.

The initial basis for our forecasted revenues and margins was our budget for the year ending December 31, 2010. The earlier years in the discounted cash flows method were utilizing growth rates and profit margins which were lower than in later years, primarily to reflect the current economic environment. The later years reflected more normalized growth rates and margins that the Community Services reporting unit was achieving before the recent downturn. With the assistance of our third party independent valuation firm, the 12% discount rate was derived by using a weighted average cost of capital calculation. The cost of equity component of the calculation was derived using the adjusted Capital Asset Pricing Model and the cost of debt was based on corporate bonds yields. The 3.5% perpetuity growth rate represents a modest premium over growth in gross domestic product to reflect historical and expected growth in health care expenditures greater than the general economy.

For the guideline public company method, we selected eight publicly traded companies considered most comparable to the Community Services reporting unit and for each of these companies we analyzed two market multiples based on revenues and earnings before interest, taxes, depreciation and amortization (EBITDA).

The determination of various key assumptions used in determining the fair value of our five reporting units involves management’s judgment and is subject to uncertainties. Discounted cash flow computations depend on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, expected periods the assets will be utilized, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make certain judgments about the selection of comparable companies and determining market multiples in valuing our Community Services reporting unit, as well as certain assumptions to allocate shared assets and liabilities to calculate values for each of our reporting units. Uncertainties could include:

•                  changes in the forecasted cash flows used in the discounted cash flows calculation;

•                  changes in the discount rate to reflect the overall risks in the business;

•                  changes in the perpetuity growth rate; and

•                  the average stock price declining to a point that impacts the overall market capitalization reconciliation.

For example, a 50 basis point increase in the Community Services reporting unit’s discount rate would decrease the six percent margin to two percent, while a 50 basis point decrease in the perpetuity growth rate would decrease the margin from six percent to three percent. If any one or a combination of these uncertainties were to occur, it could be an indicator of impairment and result in a need to perform an impairment test of the Community Services reporting unit, which could result in an impairment charge.

Note 7. Preferred Stock Issuance, page F-22

Comment:

2.                                      Please tell us and revise to disclose the significant rights and privileges of your preferred stock, including participation rights, as required by ASC 505-10-50-3.

Response:                                        We propose to expand the disclosure of the terms of the Company’s preferred stock in future filings as follows:

On June 23, 2004, ResCare issued 48,095 shares of Series A convertible preferred stock to four investment funds controlled by Onex Corporation (the Onex Funds), at a purchase price of $1,050 per share or a total price of $50.5 million. Each preferred share is convertible at the option of the holder into 100 shares of ResCare’s common stock, based on a value of $10.50 per common share which was contractually agreed to on March 10, 2004. Net proceeds from the transaction were $46.6 million. Issuance costs of approximately $3.9 million, including a $0.5 million transaction fee to an affiliate of Onex Corporation, were recorded as a reduction in shareholders’ equity.

The preferred shares are entitled to receive such dividends as may be paid on the common stock on an as-converted basis and to a liquidation preference of $1,050 per share plus unpaid, accrued dividends, if any. There were no dividends declared in 2007, 2008, and 2009. Preferred shares vote with the common stock as a single class on an as-converted basis and as a separate class as described below.

The holders of the Series A preferred shares nominate and elect up to two of the Company’s nine directors. The approval of the directors nominated and elected by the holders of Series A preferred shares is required in order for the Company to take any of the following actions: the adoption of a “poison pill” rights plan, any issuance or incurrence of debt, other than any borrowing that does not cause the Company to have aggregate debt that causes the ratio of the Company’s debt to EBITDA on the date the debt is incurred to exceed the ratio of the Company’s debt on the date the Series A preferred shares are issued to EBITDA for the year ended December 31, 2003, the hiring and termination of the chief executive officer, the approval of any new stock option, restricted stock, stock purchase or stock bonus plan or arrangement, any action by the Company’s board of directors to change the number of positions on the Company’s board of directors, or the declaration and payment of dividends on the Company’s capital stock in an amount greater than $10,000,000 per year.

The consent of the holders of a majority of the outstanding Series A preferred shares voting as a separate class will be required in order for the Company to take any of the following actions:

•      any reclassification of the Series A preferred shares, or any amendment, alteration, repeal or replacement (including as a result of a merger or consolidation) of any provision of the Company’s articles of incorporation or bylaws that adversely affects the rights or preferences of the Series A preferred shares;

•                  any authorization, issuance or reclassification, of any of the Company’s equity securities or any convertible securities, or any derivative or similar securities with respect to any of the foregoing other than the issuance of (A) options to purchase shares of the Company’s common stock to employees, consultants, officers or non-employee directors pursuant to any existing stock option plan or (B) shares of any class or series ranking junior to the Series A preferred shares;

•                  the authorization or creation of, or the increase in the authorized amount of, or the issuance of any shares of any class or series of the Company’s securities ranking senior to or on a par with the Series A preferred shares with respect to distributions or rights on liquidation, or any security convertible into or exercisable for or otherwise representing the right to acquire any such securities or any derivative or similar securities representing any of the foregoing;

•      the liquidation, dissolution, winding up or reorganization of, or the filing of any voluntary bankruptcy petition or assignment for the benefit of creditors by, the Company, unless in connection with a transaction as to which the preferred shareholders had and failed to exercise a right of first refusal as described below; or

•                  any amendment to the Company’s articles of incorporation or bylaws if such amendment would require the vote of the holders of the Series A preferred shares as a class under Kentucky law.

The preferred shareholders are only entitled to receive the same dividends paid to holders of common stock on an as-converted basis. The preferred shareholders have the right to put the shares to ResCare at $1,050 per share plus accrued dividends, if any, if we close a sale of substantially all of our assets or equity by merger, consolidation or otherwise. ResCare cannot sell substantially all of its assets or equity by merger or otherwise without first giving the preferred shareholders the right of first refusal to acquire our assets or equity on the same terms and conditions.

Additionally, in connection with the transaction in June 2004, we entered into a management services agreement with an affiliate of Onex Corporation whereby the Onex affiliate will advise and assist management and the board of directors from time to time on business and financial matters. We have agreed to pay the Onex affiliate an annual advisory fee of $0.4 million for its services under this agreement effective July 1, 2004. The management services agreement will continue in effect until such time as the Onex Funds no longer hold at least 26,452 shares of preferred stock. Under this agreement, annual fees of $0.4 million were paid for all periods presented.

Comment:

3.                                      We note that the preferred shareholders have the right to put the shares to ResCare if you close a sale of substantially all of your assets or equity by merger, consolidation or otherwise. Please tell us how you determined that permanent equity classification is appropriate for your preferred stock. In your response, please tell us how you considered ASC 480-10-S99.

Response:                                        In determining that permanent equity classification was appropriate for our preferred stock, we considered the treatment in relation to ASC 480-10-25 and ASC 480-10-S99-1 (ASR 268).

ASC 480-10-25 states that “A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.” Furthermore, it states, “If a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and, therefore, the instrument does not meet the definition of mandatorily redeemable financial instrument.” The Company’s only obligation to repurchase the preferred stock is in connection with a sale of all or substantially all of the assets or equity by merger, consolidation or otherwise. Due to the conditionality and optionality of the agreement, the Company believes that this preferred stock is not considered mandatorily redeemable.

ASR 268 notes that mandatorily redeemable preferred stock exists when the redemption is outside the control of the issuer. This term means any stock which (i) the issuer undertakes to redeem at a fixed or determinable price on a fixed or determinable date, whether by operation of a sinking fund or otherwise; (ii) is redeemable at the option of the holder, or (iii) has conditions for redemption which are not solely within the control of the issuer. Items (i) and (ii) are not applicable since there is no fixed or determinable redemption date and the preferred stock is not redeemable at the option of the holder. For Item (iii), we considered ASR 268.

ASR 268 describes situations in which permanent equity is appropriate. Example 5 is as follows: “A preferred security may have a provision that the decision by the issuing company to sell all or substantially all of a company’s assets and a subsequent distribution to common stockholders triggers redemption of the security. In this case, the security would be appropriately classified in permanent equity if the preferred stockholders cannot trigger or otherwise require the sale of the assets through representation on the board of directors, or through other rights, because the decision to sell all or substantially all of the issuer’s assets and the distribution to common stockholders is solely within the issuer’s control. In other words, if there could not be a “hostile” asset sale whereby all or substantially all of the issuer’s assets are sold, and a dividend or other distribution is declared on the issuer’s common stock, without the issuer’s approval, then classifying the security in permanent equity would be appropriate.”

The Onex Funds, as our preferred shareholders, cannot initiate a sale of all or substantially all of our Company’s assets or a liquidation of our Company, since they do not represent a majority of our board of directors. Any of these activities would be considered solely within the control of ResCare, the issuer of the preferred stock. Based on the information above, we concluded that the preferred stock is appropriately classified as permanent equity.

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Certain Relationships and Related Transactions, page 12

Comment:

4.                                      We note you lease certain of your facilities under an operating lease with Ventas, Inc., a publicly traded real estate investment trust for which Mr. Ronald G. Geary, chairman of the board of Res-Care, Inc., is a director. In future filings, please file the lease agreement with Ventas, Inc. as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Response:                                        The lease agreement will be filed as an exhibit to Res-Care’s next Form 10-Q.

Comment:

5.                                      In future filings, please provide the required disclosure pursuant to Item 404(b) of Regulation S-K regarding the review, approval or ratification of transactions with related persons.

Response:                                        The disclosure required pursuant to Item 404(b) of Regulation S-K regarding the review, approval or ratification of transactions with related persons will be included in the Company’s next applicable filing.

Compensation Discussion and Analysis, page 14

Comment:

6.                                      We note that you have not provided any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:                                        The Executive Compensation Committee of the Board of Directors (the “Committee”) reviewed the compensation policies and practices of the Company at its meeting on March 2, 2010, at which three directors who were not members of the Committee were in attendance. At the meeting, the Committee specifically considered whether ResCare’s compensation policies and practices for its executives and business unit officers are reasonably likely to have a material adverse effect on ResCare, and whether or not a disclosure is necessary under Item 402(s) of Regulation S-K. Following the review, examination and discussion of ResCare’s compensation policies and practices, the Committee determined that ResCare’s compensation policies and practices are not reasonably likely to have a material adverse effect on ResCare.

Based on a review of the Company’s compensation plans for executive and non-executive officers, the Committee determined that the Company’s compensation policies do not promote the risks targeted under the rule for several reasons:

•                  Bonuses for individual performance are paid only if the Company achieves the net income target set for the year by the Committee;

•                  The Company manages risks associated with providing human services by emphasizing quality of service and safety of its employees. A significant portion of the performance bonuses that executives and other officers can earn reward achievement of quality performance goals under the Company’s Best In Class quality measurement tool by the business units they oversee;

•                  The compensation plan also incorporates other specific risk management elements; and

•                  Achieving unit goals for collection of accounts receivable and budgeted contribution receive comparable weight to achieving unit revenue goals.

According to Commission Release No. 33-9089 (the “Adopting Release”) at page 12, “the final rule requires a company to address its compensation policies and practices for all employees, including non-executive officers, if the compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company.”

Similarly, the Commission states in footnote 38 of the Adopting Release that Item 402(s) of Regulation S-K disclosure is only required “to the extent that” risk considerations are a material aspect of the company’s compensation policies or decisions and at page 13 that “. . . disclosure is only required if the compensation policies and practices are reasonably likely to have a material ‘adverse’ effect on the company.”

Later in the Adopting Release at page 15, the Commission reiterated that “. . . disclosure under the amendments is only required if the compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company.” The Adopting Release is consistent with the text of Item 402(s), which states that disclosure is required “[t]o the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.”

Based on the explanatory language provided by the Commission in the Adopting Release and the plain language of Item 402(s), it appears that a registrant is only required to provide disclosure under Item 402(s) if its compensation policies and practices are reasonably likely to have a material adverse effect on the company. Accordingly, in light of the Committee’s determination that ResCare’s compensation policies and practices are not reasonably likely to have a material adverse effect on ResCare, consistent with the requirements of Item 402(s) and the Adopting Release, disclosure was not included in ResCare’s 2010 Proxy Statement filed with the Commission.

Comment:

7.                                      We note you awarded 100,000 shares of restricted stock to Mr. Gronefeld at the outset of his 2006 employment agreement. Further, we note the shares vest in their entirety only if a specific net income target for “any calendar year” is achieved. In future filings, please disclose the net income target associated with this award for the recent fiscal year ended. In addition, disclose how the Compensation Committee sets this second net income target and why this second net income target is “substantially greater” than other net income targets set by the Compensation Committee. If net income is adjusted so that it is a non-GAAP measure, specifically disclose the items for which it is adjusted to arrive at the net income target.

Response:                                        The disclosure in the Company’s next applicable filing will be revised to clarify the following facts:

•                  The net income target for the vesting of the 100,000 share grant is a dollar amount that was fixed by the Executive Compensation Committee when Mr. Gronefeld’s employment agreement was entered into in 2006. It is not determined annually.

•                  The net income target for the vesting of the 100,000 share grant is substantially greater than the annual net income ResCare had reported in any fiscal year prior to 2006, is substantially greater than the annual net income ResCare has reported in any fiscal year after and including 2006, and is considered to be a very challenging target to achieve.

•                  The 100,000 share grant will vest only if ResCare achieves the net income target for any fiscal year during the term of Mr. Gronefeld’s employment agreement.

In addition, if “net income” for any specific fiscal year is adjusted to exclude certain extraordinary events and thereby becomes a non-GAAP measure, then the Company will specifically disclose the items for which it has been adjusted to arrive at the net income target. Historically, whenever the Executive Compensation Committee has adjusted “net income” for a fiscal year, the Company has specifically disclosed the items for which adjustment was made to arrive at “net income” for the purposes of the cash incentive compensation threshold and the vesting condition.

Non-Equity Incentive Compensation, page 19

Comment:

8.                                      We note that annual cash bonuses and restricted stock awards granted to named executive officers are tied to the achievement of specified pre-established individual and company performance objectives. In future filings, please disclose for each named executive officer, the target payouts, the performance targets and threshold and maximum levels for each performance goal.

Response:                                        In its next applicable filing, the Company will disclose for each named executive officer, the target payouts, the performance targets and threshold and maximum levels (which are the same) for each performance goal.

Comment:

9.                                      We note that net income targets relating to cash incentive compensation and restricted stock awards may be adjusted. If net income targets are not calculated in accordance with GAAP, identify each net income performance measure that is a non-GAAP measure and specifically disclose the items for which each net income measure is adjusted to arrive at the specific net income target.

Response:                                        In future filings, whenever the net income targets are adjusted such that they are not calculated in accordance with GAAP, the Company will identify each net income performance measure that is a non-GAAP measure and will specifically disclose the items for which each net income measure is adjusted to arrive at the specific net income target. Historically, whenever the Executive Compensation Committee has adjusted the net income target, the Company has specifically disclosed the items for which it has been adjusted to arrive at the net income target.

Grants of Plan-Based Awards Table, page 23

Comment:

10.                               Notwithstanding the fact that you did not pay performance-based bonuses for 2009, in future filings, please provide information regarding your non-equity and equity incentive plan awards in the Grants of Plan-based Awards table.

Response:                                        In its next applicable filing, the Company will provide information regarding non-equity and equity incentive plan awards in the Grants of Plan-based Awards table even if it does not pay performance-based bonuses for the preceding fiscal year.

Form 10-Q for Period Ended June 30, 2010

Comment:

11.                               It appears that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters. Please advise us whether you have performed an interim impairment test. If not, please explain how you analyzed the difference to conclude that an impairment test is not necessary. Please explain any qualitative and quantitative factors you considered (e.g. reconciliation). If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable.

Response:                                        No interim impairment test was performed for the three months ended March 31, 2010 or June 30, 2010, since we noted no events that occurred or circumstances that changed that would more likely than not reduce the fair value of any of our five reporting units below their carrying amounts. In our 2009 goodwill impairment test, the Company estimated the fair values of its reporting units using one or a combination of a weighted average of the guideline public company method, discounted cash flows or comparable market transactions. The total of the resulting fair values is compared to the Company’s market capitalization as a means of assessing the overall reasonableness of the estimated fair values.

The Company believes that the related implied control premium calculated in connection with the 2009 goodwill impairment test, and detailed below, supports the estimated fair values of its reporting units determined using the methodologies described above. The Company’s forecasted cash flows for each reporting unit are assessed for significant changes quarterly and the Company does not believe the forecasted cash flows have changed significantly from amounts used in the 2009 impairment test.

As part of our 2009 impairment test, we used a one month average stock price in connection with the reconciliation of the fair value of the reporting units to the Company’s market capitalization. The Company, along with our independent third-party valuation firm, believes this to be a reasonable approach for reconciliation purposes. Using this methodology for our 2009 testing, the implied control premium was 12%. The Company’s stock price has had some volatility since the 2009 impairment testing. The closing stock prices were as follows:

•                  12/31/09 =        $ 11.20

•                  03/31/10 =        $ 11.99

•                  06/30/10 =        $   9.66

The one month trailing average stock price and implied control premium for these dates were as follows:

•                  12/31/09 =        $ 11.29        and 12%

•                  03/31/10 =        $ 11.21        and 15%

•                  06/30/10 =        $ 10.45        and 26%

Our stock price has experienced relatively significant volatility during each 2010 quarter in the high and low prices of daily trading, including a stock price of $13.09 on April 27, 2010, which was the highest since November 27, 2009.

The Mergerstat BVR Control Premium Study, which included an analysis of domestic control premiums excluding negative premiums, for the period January 1, 2003 through March 31, 2010 indicates that control premiums paid in acquisitions varied widely over the course of the study period. The mean and median control premiums were 52.0% and 39.0%, respectively. We did note that the mean and median control premiums in quarters since the third quarter of 2008 were much higher than periods before the economic downturn.

Based on the information presented above, we concluded that our implied control premiums of 15% and 26% at March 31, 2010 and June 30, 2010, respectively, were within an acceptable and reasonable range, and therefore no interim impairment test was performed for those periods. Further, we did not note any decreases in forecasted cash flows or other events that occurred or circumstances that changed that would more likely than not reduce the fair value of any of our reporting units below their carrying amounts.

Res-Care, Inc. hereby acknowledges that:

•                  Res-Care, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  Res-Care, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (502) 394-2137 or our counsel, Alan K. MacDonald of Frost Brown Todd LLC (telephone (502) 568-0277), if you have any questions or require any further information with respect to these matters.

Sincerely,

ResCare, Inc.

/s/ David W. Miles
David W. Miles
Executive Vice President and Chief Financial Officer